EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-126814) and related Prospectus of Capital Automotive REIT for the registration of 351,525 common shares of beneficial interest and to the incorporation by reference therein of our reports dated February 15, 2005, with respect to the consolidated financial statements and schedule of Capital Automotive REIT, Capital Automotive REIT management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Capital Automotive REIT, included in its Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
McLean, VA
August 22, 2005